Exhibit 99.2

FOR IMMEDIATE RELEASE	Friday, July 27, 2012

CELESTICA TO ACQUIRE D&H MANUFACTURING COMPANY

Acquisition to strengthen Celestica’s capabilities in the Diversified Markets

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it has agreed to acquire D&H Manufacturing Company, based in Fremont, California, a leading manufacturer of precision machined components and assemblies, primarily for the semiconductor capital equipment market.

The company’s operations provide manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment OEMs. The company generates approximately $80 million in annual revenue, and currently employs approximately 350 people.

“The acquisition of D&H further strengthens Celestica’s diversified markets offering, and will allow us to provide our customers with additional capability in large scale and high quality precision machining,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “The D&H team brings extensive engineering and technical depth to Celestica that will complement our capabilities in complex mechanical and systems integration services.”

This acquisition supports Celestica’s strategy to grow and diversify its revenue base in the Industrial, Aerospace and Defense, Semiconductor Equipment, Green Technology and Healthcare end markets. The purchase price is expected to be approximately $70 million and will be financed from either Celestica’s credit facility or from cash on hand. The transaction is subject to customary conditions and is expected to close in the third quarter of 2012.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at www.celestica.com.

Celestica’s security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our acquisition of D & H Manufacturing Company, including our ability to close the transaction, the timing of closing, the purchase price and our funding thereof, the impact of the acquisition on our diversified end markets, and our ability to diversify and grow our customer base and develop new capabilities. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: closing conditions not being satisfied in a timely manner or at all, the purchase price varying from the expected amount, our inability to finance the transaction, our inability to successfully integrate the acquisition, and our inability to develop our capabilities in the diversified markets. Other risks and uncertainties that may affect Celestica, as well as other information related to Celestica are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Celestica Communications	Celestica Investor Relations
416-448-2200	416-448-2211
media@celestica.com	clsir@celestica.com